UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2005

Pine Valley Mining Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Brtish Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

501-535 Thurlow Street Vancouver, BC V6E 3L2
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

VANCOUVER, BRITISH COLUMBIA, February 14, 2005 – Pine Valley Mining Corporation
(TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) is providing an update of progress and activities at its Willow Creek Coal Mine. The Company completed commissioning the majority of the equipment constructed and installed to increase the Willow Creek Coal Mine production to a monthly capacity of
110,000 tonnes of coal. The first unit train consisting of 100 cars and transporting approximately 9,500 tonnes of coal was successfully loaded on
February 11, 2005.

The commissioning of the completed equipment will permit the Company to monthly capacity to 110,000 tonnes effective immediately. However, due to the time required to achieve the increased production rate, as well as rail service delays experienced in January and February, the Company is revising its sales forecast for the year ending March 31, 2005 to approximately 400,00 to 450,000 tonnes. Based upon the terms of the Company’s existing sales contracts and current market pricing trends, the weighted average sales price for these sales is expected to be approximately US$54.50 per tonne.

The Company has reviewed the operating costs it has incurred for the period ending December 31, 2004 and considered costs it anticipates incurring going forward. The Company expects that the operating costs on an FOB basis will be approximately CDN$51 per tonne for its fiscal year ending March 31, 2005.

Operating costs have increased beyond the original forecasts due to:
- higher costs incurred by the mining contractor. Management has begun a to work closely with the contractor to reduce current mining costs.
- higher ratio of waste to coal mined in the initial startup period.
- higher railing costs due to fuel surcharges.
- higher labour costs required to attract experienced staff.

Based on its current knowledge the Company expects that operating costs for the year ending March 2006 will be in the range of CDN$48 to CDN$54 per tonne with an average for the year of CDN$53 per tonne. Operating costs are expected to increase in the latter half of the year when the coal preparation plant becomes operational and the mine begins to change over from an unwashed coal product to a largely washed coal product. The Company will begin production of its higher value coking coal product in addition to its PCI coal during this period.

The Company expects to finalise sales contracts for the year ending March 2006 within the next month. The Company expects to produce approximately 1.4 million to 1.7 million tonnes of coal for the 12 months ending March 31, 2006. The contracts for the coming year will be for approximately 1.2 million tonnes of
PCI coal, the Company’s primary product, and a small quantity of coking coal, which the Company anticipates will be available for sale in second half of the year after the completion of a coal preparation plant facility. Approximately
120,000 tonnes of the 1.2 million tonnes of PCI coal will be allocated to sales contracts not completed due to transportation issues in the year ending March
31, 2005.

The coal preparation plant is targeted to become operational in the autumn 2005 with commissioning anticipated to take several months to achieve its full capacity. Ultimately the Company expects to achieve a monthly mine production rate of approximately 180,000 tonnes, or 2,200,000 tonnes per year.  Under its current permit, the Company has the right to produce coal at an annual production level of up to 0.9 million tonnes.  Management intends to file a permit amendment application with the provincial government regulators in
February requesting an increase in the currently permitted production level of
0.9 million tonnes per year to 2.2 million tonnes per year.  However, there is no guarantee that the permit will be granted, and, if permission is delayed,
Company will be unable to increase production above current permitted levels until the new permit is received.

The Company is evaluating alternatives for the purchase and installation of the coal preparation plant. Based on a preliminary evaluation of the current market and the availability of equipment the Company believes the total cost of the installed coal preparation plant will be in excess of the original $6,000,000 budget.

Although the above information represents the Company’s best current estimates, the Company remains in a transition phase of ramping up its production and may be circumstances which impact the achievement of various targets.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors affecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and risks associated with mining operations, the Company’s need for and of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other  risk factors discussed in greater detail in the Company’s various filings with the and Exchange Commission and Canadian securities regulators, including the
Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

###

Contacts:
Graham Mackenzie    Mark Fields
President & CEO    Executive Vice President
(604) 682-4678     (604) 682-4678
Vancouver, British Columbia, Canada   Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com               mfields@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pine Valley Mining Corporation

Date: 02/14/2005	By:	Graham Mackenzie
	Name:	Graham Mackenzie
	Title:	President & CEO